Exhibit 12.1

	Three months ended		Six months ended	Year ended	Year ended	Year ended	Year ended	Year ended
	March 31, 2016	June 30, 2016	June 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	$	$	$	$	$	$	$	$
Available earnings:
Earnings before income taxes and equity earnings	1	24	25	156	261	72	236	505
Add fixed charges:
Interest expense incurred	16	15	31	87	99	83	75	76
Amortization of debt expense and discount	1	—	1	6	4	4	8	7
Interest portion of rental expense(1)	2	2	4	9	11	11	11	11

Total earnings as defined	20	41	61	258	375	170	330	599

Fixed charges:
Interest expense incurred	16	15	31	87	99	83	75	76
Amortization of debt expense and discount	1	—	1	6	4	4	8	7
Interest portion of rental expense(1)	2	2	4	9	11	11	11	11

Total fixed charges	19	17	36	102	114	98	94	94
Preferred stock dividends	—	—	—	—	—	—	—	—
Combined fixed charges and preferred dividends	19	17	36	102	114	98	94	94
Ratio of earnings to fixed charges	1.1	2.4	1.7	2.5	3.3	1.7	3.5	6.4

Deficiency in the coverage of earnings to fixed charges

Ratio of earnings to combined fixed charges and preferred dividends	1.1	2.4	1.7	2.5	3.3	1.7	3.5	6.4

Deficiency in the coverage of earnings to combined fixed charges and preferred dividends

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).